# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Helix Acquisition Corp. II, CIK 0001869105
CUSIP: G4444H101
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001213900-24-015480
Filed by CIK 0001869101
Persons authorized to receive notices and communications: Helix Holdings II LLC, c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, (857) 702-0377

## Reporting persons
- Helix Holdings II LLC (CIK 0001869101): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,989,000; shared voting power 0; sole dispositive power 4,989,000; shared dispositive power 0; aggregate amount beneficially owned 4,989,000 (21.33% of the class)
  Comment: Note to Row 7, 9 and 11: Helix Holdings II LLC (the "Sponsor") holds (i) 4,480,000 Class B ordinary shares, $0.0001 par value (the "Class B ordinary shares"), of Helix Acquisition Corp. II ("Issuer"), which are convertible into the Issuer's Class A ordinary shares, $0.0001 par value (the "Class A ordinary shares"), on a one-for-one basis, at the time of the Issuer's initial business combination or earlier at the option of the holder, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares" in the Issuer's prospectus (File No. 333-276591) (the "Prospectus") and (ii) 509,000 Class A ordinary shares. The Class B ordinary shares have no expiration date.
  
  Note to Row 13: Based on an aggregate of (i) 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 14, 2024 (the "Form 10-Q") and (ii) 4,480,000 Class B ordinary shares held by the Sponsor. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by such person or entity were deemed outstanding if such securities are currently exercisable, or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
- Cormorant Private Healthcare Fund III, LP (CIK 0001817320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,427,040; shared voting power 0; sole dispositive power 1,427,040; shared dispositive power 0; aggregate amount beneficially owned 1,427,040 (7.55% of the class)
  Comment: Note to Row 13: Based on 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Form 10-Q.
- Cormorant Private Healthcare GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,427,040; shared voting power 0; sole dispositive power 1,427,040; shared dispositive power 0; aggregate amount beneficially owned 1,427,040 (7.55% of the class)
  Comment: Note to Row 7, 9 and 11: Fund III is the holder of 1,427,040 Class A ordinary shares. Cormorant Private Healthcare GP III, LLC serves as the general partner of the Fund III. Bihua Chen serves as the managing member Cormorant Private Healthcare GP III, LLC.
  
  Note to Row 13: Based on 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Form 10-Q.
- Bihua Chen (CIK 0001599214): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,389,000; shared voting power 0; sole dispositive power 7,389,000; shared dispositive power 0; aggregate amount beneficially owned 7,389,000 (31.59% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (i) 4,480,000 Class B ordinary shares held by the Sponsor, (ii) 509,000 Class A ordinary shares held by the Sponsor, (iii) 1,427,040 Class A ordinary shares held by Fund III, (vi) 903,600 Class A ordinary shares held by Cormorant Private Healthcare Fund V, LP ("Fund V") and (v) 69,360 Class A ordinary shares held by Cormorant Global Healthcare Master Fund, LP ("Master Fund"). The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, at the time of the Issuer's initial business combination or earlier at the option of the holder, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, as more fully described under the heading "Description of Securities--Founder Shares and Private Placement Shares" in the Prospectus. The Class B ordinary shares have no expiration date. Fund III, Fund V, and Master Fund are the members of the Sponsor. Cormorant Private Healthcare GP III, LLC is the general partner of Fund III; Cormorant Private Healthcare GP V, LLC is the general partner of Fund V; Cormorant Global Healthcare GP, LLC is the general partner of the Master Fund. Bihua Chen serves as the managing member of Cormorant Private Healthcare GP III, LLC, Cormorant Private Healthcare GP V, LLC, and Cormorant Global Healthcare GP, LLC. Accordingly, Ms. Chen has voting and investment discretion with respect to the ordinary shares held by the Sponsor and each of Fund III, Fund V and Master Fund. Ms. Chen disclaims any beneficial ownership of the securities held by the Sponsor, Fund III, Fund V, and Master Fund other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
  
  Note to Row 13: Based on an aggregate of (i) 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Form 10-Q and (ii) 4,480,000 Class B ordinary shares held by the Sponsor. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by such person or entity were deemed outstanding if such securities are currently exercisable, or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Helix Acquisition Corp. II
Address of issuer's principal executive offices: c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116
Comment: This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission (the "SEC") on February 20, 2024, by Helix Holdings II LLC ("Sponsor"), Cormorant Private Healthcare Fund III, LP ("Fund III"), Cormorant Private Healthcare GP III, LLC ("GP III"), and Bihua Chen (Sponsor, Fund III, GP III, and Ms. Chen, collectively, the "Reporting Persons") relating to the Class A ordinary shares, par value $0.0001 per share ("Class A ordinary shares"), of Helix Acquisition Corp. II ("Helix" or the "Issuer"), is being filed to report the transfer of 30,000 Class B ordinary shares by Sponsor to an independent director of the Issuer as an inducement to such person to join the Issuer's board of directors and to report the entry into certain agreements by the Reporting Persons in connection with the Issuer's initial business combination. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 8, 2025, in connection with the appointment of Albert A. Holman III to the board of directors of the Issuer, the Sponsor transferred 30,000 Class B ordinary shares held by it to Mr. Holman.

As reported by the Issuer on a Current Report on Form 8-K filed on March 3, 2025, on February 28, 2025 (the "Helix 8-K") the Issuer entered into a business combination agreement (the "Business Combination Agreement") by and among the Issuer, Helix II Merger Sub, Inc. ("Merger Sub") and TheRas, Inc. (doing business as BridgeBio Oncology Therapeutics, Inc. "BBOT").

Upon the terms and subject to the conditions of the Business Combination Agreement, (i) Helix will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the "Domestication"), and (ii) following the Domestication, Merger Sub will be merged with and into BBOT, as a result of which BBOT will be the surviving company and a wholly-owned subsidiary of Helix (the "Merger"). The Domestication, Merger, and other transactions contemplated by the Business Combination Agreement are collectively referred to as the "Business Combination," and the consummation of the Merger is referred to as the "Closing" and the date of the Closing is referred to as the "Closing Date." The Domestication will occur on the day that is one business day prior to the Closing Date. Upon the Domestication, it is anticipated that Helix will change its name to "BridgeBio Oncology Therapeutics, Inc." and is referred to herein as "PubCo" as of the time following the Domestication.

Immediately prior to the Domestication, (1) Helix will effect the redemption of Helix public shares validly submitted for redemption and not withdrawn, (2) Sponsor will forfeit the Sponsor Forfeited Shares (as defined below), and (3) each holder of each issued and outstanding Class B ordinary share (other than the Sponsor Forfeited Shares) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each Class B ordinary share held by it into one Class A ordinary share (the "Class B Share Conversion"). At the effective time of the Domestication, each outstanding Class A ordinary share (not including public shares validly submitted for redemption nor the Sponsor Forfeited Shares, but including Class A ordinary shares issued upon the Class B Share Conversion) will convert into one share of domesticated common stock, par value $0.0001 per share, of PubCo (the "PubCo Common Stock").

On the day of the Closing, the Merger will occur. At the effective time of the Merger, each share of BBOT's capital stock that is issued and outstanding immediately prior to the Merger (not including treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive the corresponding number of shares of PubCo Common Stock equal to the Consideration Ratio (as defined below). Additionally, at the effective time of the Merger, each outstanding BBOT stock option will become an option of PubCo containing the same terms, conditions, vesting and other provisions as are currently applicable to such BBOT stock options, provided that each option will be exercisable for the number of shares of PubCo Common Stock equal to the Consideration Ratio multiplied by the number of shares of BBOT common stock subject to the option as of immediately prior to the effective time of the Merger, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the BBOT option divided by the Consideration Ratio, rounded up to the nearest whole cent. The "Aggregate Merger Consideration" to be issued to BBOT stockholders in connection with the Merger will be determined by dividing (a) $461,051,546 (the "Equity Value") by (b) the price (the "Redemption Price") at which each Class A ordinary share may be redeemed in connection with the Business Combination. The "Consideration Ratio" is the number of shares of PubCo Common Stock to be issued in exchange for issued and outstanding BBOT capital stock upon the Merger, and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by the Aggregate Fully Diluted Company Shares, as defined in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, PubCo's board will consist of seven members, with the Sponsor having the right to initially designate two members.

The consummation of the Business Combination is subject to, among other things, the approval of the stockholders of both BBOT and Helix, and the satisfaction or waiver of the conditions stated in the Business Combination Agreement.

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 to the Helix 8-K, the terms of which are incorporated herein by reference.

In connection with the execution of the Business Combination Agreement, on February 28, 2025, certain shareholders and insiders of Helix (the "Helix Supporting Shareholders"), including the Sponsor, Fund III, Fund V, and Master Fund each holding Class A ordinary shares, and the independent directors and an advisor of Helix each holding Class B ordinary shares (the "Helix Existing Investors"), entered into a support agreement with Helix and BBOT (the "Helix Support Agreement"). Under the Helix Support Agreement, among other things, each Helix Supporting Shareholder agreed to vote, at any meeting of the shareholders of Helix, and in any action by written consent of the shareholders of Helix, all of such Helix Supporting Shareholder's Class A ordinary shares and Class B ordinary shares (i) in favor of each of the Parent Proposals (as defined in the Business Combination Agreement), and any other matters necessary or reasonably requested by Helix for consummation of the Domestication, the Merger or any other transactions contemplated by the Business Combination Agreement and the approval of the Parent Proposals; (ii) against any Alternative Proposal or Alternative Transaction or any proposal relating to an Alternative Proposal or Alternative Transaction (as defined in the Business Combination Agreement, respectively); and (iii) in favor of any proposal sought by Helix to extend the deadline by which Helix must consummate its initial business combination. In addition, the Helix Support Agreement prohibits each Helix Supporting Shareholder from, among other things, selling, assigning or transferring any Class A ordinary shares or Class B ordinary shares held by such Helix Supporting Shareholder except to certain permitted transferees, until the earliest of (a) the effective time of the Merger, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (c) the liquidation of Helix; (d) the written agreement of each of the terminating Helix Supporting Shareholder(s), Helix and BBOT with respect to terminating the rights and obligations under the Helix Support Agreement of a specific Helix Supporting Shareholder or a subset of Helix Supporting Shareholders; and (e) the written agreement of all Helix Supporting Shareholders, Helix and BBOT to terminate the Helix Support Agreement in its entirety. Pursuant to the Helix Support Agreement, each of Fund III, Fund V, and Master Fund and its permitted transferees irrevocably and unconditionally covenants and agrees not to submit any Class A ordinary shares owned by it for redemption in connection with the Business Combination. Additionally, the Sponsor and Helix Existing Investors will comply with their non-redemption obligations as specified in the letter agreement they entered into with Helix in connection with Helix's initial public offering.

Each of the Sponsor and each Helix Existing Investor agreed to elect to convert their Class B ordinary shares into Class A ordinary shares immediately prior to the Domestication and to waive their rights under Helix's amended and restated memorandum and articles of association to have their Class B ordinary shares converted into Class A ordinary shares at a ratio of greater than one-to-one.

In addition, pursuant to the Helix Support Agreement, the Sponsor will, effective as of immediately prior to the Domestication and conditioned upon the Closing, forfeit and surrender to Helix such number of Class B ordinary shares (the "Sponsor Forfeited Shares") held by the Sponsor equal to the quotient of (i) the difference between (A) the Redemption Price multiplied by 4,600,000 less (B) $46,000,000 divided by (ii) the Redemption Price.

Further, if and only if Helix Closing Cash (as defined in the Business Combination Agreement) is less than $400,000,000, the Sponsor will forfeit a number of shares of PubCo Common Stock equal to (a) 3,360,000 multiplied by (b) one minus the number resulting from dividing (i) the Helix Closing Cash by (ii) $400,000,000, with any fractional share rounded to the nearest whole number resulting from such product.

The foregoing description of the Helix Support Agreement is subject to and qualified in its entirety by reference to the full text of the Helix Support Agreement, a copy of which is attached as Exhibit 10.1 to the Helix 8-K, the terms of which are incorporated herein by reference.

In connection with the Business Combination, on February 28, 2025, Helix entered into subscription agreements (the "Subscription Agreements") with certain qualified institutional buyers, institutional accredited investors, and other accredited investors (collectively, the "PIPE Investors"), including Cormorant Asset Management, LP ("Cormorant") on behalf of certain of its investment vehicles, pursuant to which, among other things, PubCo agreed to issue and sell to the PIPE investors, and the PIPE Investors agreed to subscribe for and purchase an aggregate of approximately $260,000,000 of PubCo Common Stock at a purchase price equal to the Redemption Price (the "PIPE Investments"). Cormorant subscribed for an aggregate of $75,000,000 of PIPE Investments.

The foregoing description of the Subscription Agreement is subject to and qualified in its entirety by the full text of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to the Helix 8-K, the terms of which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of each Reporting Person is incorporated by reference into this Item 5. The aggregate number of Class A ordinary shares owned by each Reporting Person is set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and is incorporated herein by reference. The percentages of the Class A ordinary shares held by the Sponsor and Bihua Chen reported herein are based on an aggregate of (i) 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Form 10-Q and (ii) 4,480,000 Class B ordinary shares held by the Sponsor. The percentage of the Class A ordinary shares held by Fund III and GP III herein is based on an aggregate of 18,909,000 Class A ordinary shares outstanding as reported by the Issuer in its Form 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A ordinary shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to Class A ordinary shares and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

In connection with the Closing, the Sponsor, Fund III, Fund V, Master Fund, and certain other investment vehicles of Cormorant which are affiliates of the Reporting Persons and are controlled by Ms. Chen, and the Helix Existing Investors will enter into a lock-up agreement (the "Lock-Up Agreement") with PubCo. Pursuant to the Lock-Up Agreement, such persons will agree not to transfer (except for certain permitted transfers) any shares of PubCo Common Stock held by such holder after the Domestication until one year after the later of (i) the filing of the Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act of 1933, as amended) with the SEC and (ii) the Closing Date.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit 10.5 to the Helix 8-K, the terms of which are incorporated herein by reference.

In connection with the Closing, PubCo, the Sponsor, Fund III, Fund V, Master Fund, the Helix Existing Investors, and certain former stockholders of BBOT including certain investment vehicles of Cormorant which are affiliates of the Reporting Persons and are controlled by Ms. Chen, will enter into an amended and restated registration rights agreement (the "A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, among other things, PubCo will agree that, within 30 calendar days following the Closing Date, PubCo will file with the SEC (at PubCo's sole cost and expense) a registration statement registering the resale of certain shares of PubCo Common Stock held by or issuable to the parties thereto (the "Resale Registration Statement"), and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The A&R Registration Rights Agreement will amend and restate the registration rights agreement that was entered into by Helix, the Sponsor and the Helix Existing Investors in connection with Helix's initial public offering. The A&R Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the A&R Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the A&R Registration Rights Agreement is subject to and is qualified in its entirety by the full text of the Form of A&R Registration Rights Agreement, a copy of which is included as Exhibit 10.6 to the Helix 8-K, the terms of which are incorporated herein by reference.

Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7. Business Combination Agreement, by and among Helix Acquisition Corp. II, TheRas, Inc. and Helix II Merger Sub, Inc., dated as of February 28, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

8. Helix Support Agreement, dated as of February 28, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

9. Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

10. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

11. Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 3, 2025).

## Signatures
- Helix Holdings II LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (03/04/2025)
- Cormorant Private Healthcare Fund III, LP: /s/ Bihua Chen, Bihua Chen, Managing Member of Cormorant Private Healthcare GP III, LLC, General Partner of Cormorant Private Healthcare Fund III, LP (03/04/2025)
- Cormorant Private Healthcare GP III, LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (03/04/2025)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen, Self (03/04/2025)